Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

  A NOTE FROM

   JOE

In the first quarter of 2013, the proverbial “rubber met the road” for the Transco PMO. Throughout 2012 our focus was primarily “head-work”–thinking and planning through all of the decisions necessary to separate transmission. In 2013, we turned our efforts to the “arms and legs” work of implementing the planned efforts. In coming months, the pace of change will only accelerate as more and more employees become involved in some aspect of the change. We are focused on completing as much work as is practical before we enter the season of storms and vacations this summer.

The goal of any transformation effort is to have no surprises, for everyone to know what is coming and to be ready to perform correctly when called upon. With the diligence and focus displayed by our PMO team leaders and members, I am as confident as ever that Entergy and ITC will succeed. ■

JOE DOMINO

FORGING AHEAD IN 2013

NEW YEAR SEES TEAMS DIG INTO WORK

Management expert Peter Drucker once said, “Plans are only good intentions unless they immediately degenerate into hard work.” In the first quarter of 2013, the extensive plans reaching across every dimension of Entergy’s transmission business did indeed turn into tangible, productive and hard work.

The regulatory team filed the final two applications in Texas and Missouri, began answering intervenor filings at the FERC and responded to hundreds of RFIs in the local dockets. ITC set a record date and meeting for its special shareholders meeting regarding the merger–a necessary step in the process to close the transaction. And in stakeholder outreach, teams held technical conferences, one-on-one meetings and working sessions with key stakeholders in Arkansas, Louisiana, Mississippi and Texas.

For the PMO, the “rubber met the road” in Q1.

Key staffing decisions were completed. ITC representatives traveled to multiple locations around Entergy to provide additional information about employee benefits to help future ITC employees learn about their new company.

ITC and Entergy approached another critical milestone by completing a preliminary asset separation inventory, working to ensure that the separation is appropriate to each company. Not only wires and substations, but every computer, vehicle and tool is now defined as an asset of one company or the other. Teams also re-evaluated and recalibrated implementation schedules to match more closely with published regulatory procedural schedules. ■

WORKSTREAMS	PROGRESS REPORT
DISTRIBUTION/ TRANSMISSION

The distribution and transmission teams led by Dennis Dawsey and Rick Riley continued to make good progress on all fronts as they detail how processes will work across the ITC and Entergy interfaces. Teams will be working to define the processes for requesting and providing services to each other during the transition period following closing. ■

CUSTOMER INTERFACES

The group led by Paul Girard brought numerous customer-interface issues to the fore, which are being addressed. With colleagues from energy delivery and ITC, the team compiled a list of identified customer-facing process discontinuities to be addressed–all of which have been tasked out to subteams who are creating and implementing new processes. ■

HR/STAFFING

Employees moving to ITC have been selected and notified, including union team members. The HR team is now focused on the movement of data to ITC and vendor-to-vendor engagement. Once notified of the decisions concerning shares of Entergy and ITC, HR will focus on required actions and communications for employees as the transaction closing approaches. ■

STORM PLANNING

Q1 saw significant activity in the storm planning area led by Greg Grillo, John Mullins, and David Chemin, recognizing the mission-critical nature of storm recovery. The storm outage response team has identified storm roles for both Entergy and ITC Midsouth and in Q1 prepped extensively for the storm drill. This year, we will have two prep drills, one in April as a vertically integrated company and one in June as two companies (Entergy and ITC Midsouth) in order to ensure that we’re ready to provide high levels of service whether a storm falls prior to or after closing. The storm planning team inventoried the extensive documentation housed on the Entergy SharePoint site and determined which documents should remain with Entergy and which should be transferred to ITC. ■

SUPPORT SERVICES

The PMO launched new support services teams in the first quarter. Records separation is led by Allyson Howie, and is working with all of the records custodians to ensure that ITC Midsouth and Entergy have the appropriate records histories post-Day 1. Corporate compliance, led by Neal Jansonious, will ensure that best practices are shared so that both Entergy and ITC Midsouth continue to satisfy compliance requirements on Day 1 and beyond. ■

IT

IT teams led by Zeeshan Sheikh comprise groups tasked to ensure seamless transition of transmission systems/data to ITC post-Day 1. In mid-February, the Entergy IT team identified data requirements for ITC and Entergy. The Entergy IT team successfully tested data transfer from the Entergy server to the ITC secure FTP site. The teams have nearly completed the design across most systems and will move into further testing in Q2. ■

WORKSTREAMS	PROGRESS REPORT
NERC CRITICAL INFRASTRUCTURE PROTECTION (CIP)

The NERC CIP Entergy work stream continued Day 1 integration and change management planning, and held multiple joint ITC and Entergy NERC CIP program design meetings. Additional milestones included physical security and facility CIP assessments at all Entergy Operation and Data Centers, completion of an independent third-party vendor assessment of Entergy’s NERC CIP Program, and participation in a joint ITC and Entergy coordination meeting with the SERC Reliability Corporation in Charlotte, N.C. to discuss Day 2 compliance program considerations for both entities. ■

ASSET SEPARATION

The real estate/facilities team led by Ken Looper and Scott Morgan focused on the division of buildings between ITC and Entergy to ensure that everyone in both Entergy and ITC Midsouth are ready to support Day 1 operations. ■

ASSET MANAGEMENT	The asset management subteam met in mid-March to begin a procedural review of asset management systems, and has completed 50 percent of its procedures. ■
COMMUNICATIONS

The communications team continued its progress through the Entergy footprint with Rick Riley’s “road show” and benefits presentations by ITC. In Q1, a focus on media outreach characterized the team’s external activities as it prepared for the increased exposure of the regulatory proceedings. Internally, education efforts continued equipping customer-facing employees with information on the transaction and informing all employees of the overall business strategy driving the effort. ■

OPERATIONS	In late March, the operations team conducted a summit to finalize operations communications processes, including jurisdictional review team protocols and black start procedures. ■
ENGINEERING	The engineering team developed a plan to assign projects by specific component, aligning with the split of distribution and transmission personnel. ■
OTHER SUBTEAMS

Other Entergy subteams, including finance, legal, supply chain, and project management and construction, are now focused on implementing the separation processes and plans identified in earlier phases. Ultimately, the separation efforts are likely to touch the furthest reaches of the company, as unbundling an integrated energy delivery system impacts virtually every aspect of operations. ■

 A LOOK AHEAD

With the planning phase complete and implementation efforts underway, the next two quarters will see intensifying and more focused efforts to ensure a successful outcome from the transaction. Across the entire Project Management Organization, individuals and teams are working their implementation plans, hitting their marks and addressing one deliverable after another. With favorable decisions on the regulatory front, the transmission company will be ready to “stand up” and operate independently by its close date.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.